Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant
to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed
Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.  )*

Smith Douglas Homes Corp.
(Name of Issuer)

Class A Common Stock, $0.0001 par value per share
 (Title of Class of Securities)

83207R107
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83207R107	Schedule 13G	Page 1 of 7
1	NAMES OF REPORTING PERSONS
Gregory S. Bennett

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,243,590

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,243,590

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,243,590

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
32.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 83207R107	Schedule 13G	Page 2 of 7
1	NAMES OF REPORTING PERSONS
GSB Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,243,590

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,243,590

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,243,590

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
32.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

CUSIP No. 83207R107	Schedule 13G	Page 3 of 7
ITEM 1.	(a)	Name of Issuer:

Smith Douglas Homes Corp. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

110 Village Trail, Suite 215, Woodstock, GA 30188.

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  This statement is filed on behalf of:

Gregory S. Bennett
GSB Holdings LLC (“GSB Holdings”)

(b)	Address or Principal Business Office:

The principal business address of each of the Reporting Persons is 110 Village Trail, Suite 215, Woodstock, GA 30188.

(c)	Citizenship of each Reporting Person is:

GSB Holdings LLC is organized under the laws of the state of Georgia. Gregory S. Bennett is a citizen of the United States.

(d)	Title of Class of Securities:

Class A common stock, par value $0.0001 per share (“Class A Common Stock”).

(e)	CUSIP Number:

83207R107

ITEM 3.

Not applicable.

CUSIP No. 83207R107	Schedule 13G	Page 4 of 7
ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of the shares of Class A Common Stock as of September 30, 2024, based upon 8,846,154 shares of Class A Common Stock outstanding as of August 9, 2024, as disclosed in the Issuer’s quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on August 14, 2024.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Gregory S. Bennett	4,243,590	32.4%	0	4,243,590	0	4,243,590
GSB Holdings LLC	4,243,590	32.4%	0	4,243,590	0	4,243,590

GSB Holdings is the record holder of 4,243,590 shares of Class A Common Stock underlying the membership units of Smith Douglas Holdings LLC (the “LLC Interests”) and associated shares of Class B common stock, which may be redeemed by the Reporting Person at any time at the option of the holder for shares of Class A Common Stock on a one-for-one basis.

Mr. Bennett is the sole member and manager of GSB Holdings, and as a result, may be deemed to share beneficial ownership of the securities held by GSB Holdings. As a result, Mr. Bennett may be deemed to share beneficial ownership of the shares of Class A Common Stock underlying the LLC Interests directly held by GSB Holdings.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. 83207R107	Schedule 13G	Page 5 of 7
ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 83207R107	Schedule 13G	Page 6 of 7
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 13, 2024

/s/ Gregory S. Bennett
Gregory S. Bennett

GSB Holdings LLC

	By:	/s/ Gregory S. Bennett
	Name:	Gregory S. Bennett
	Title:	Sole member and manager

CUSIP No. 83207R107	Schedule 13G	Page 7 of 7
LIST OF EXHIBITS

Exhibit No.	Description
99	Joint Filing Agreement.